Exhibit 99.1

PREMIER ROYALTY ANNOUNCES COMPLETION OF $30 MILLION BOUGHT DEAL PUBLIC OFFERING OF COMMON SHARES

THUNDER BAY, ON, January 17, 2013 – PREMIER ROYALTY INC. (NSR:TSX) (“Premier Royalty”) is pleased to announce that it has closed its previously announced bought deal public offering of 15,000,000 common shares (“Common Shares”) at a price of $2.00 per Common Share for aggregate gross proceeds of $30,000,000 (the “Offering”). The common shares were sold pursuant to an underwriting agreement with a syndicate of underwriters. The Underwriters have the option, exercisable in whole or in part at any time up to February 16, 2013, to purchase up to an additional 2,250,000 Common Shares. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering will be $34,500,000.

Premier Royalty plans to use the net proceeds from the Offering to fund resource royalty and stream acquisitions. The Offering was made pursuant to a short form prospectus filed in each of the provinces of Canada other than Quebec.

The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration. This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

All amounts shown are in Canadian dollars.

About Premier Royalty Inc.

Premier Royalty Inc. features a high quality cash-flowing royalty portfolio on several remarkable gold mines including:

  1.5% NSR on the new (Q4/2012) Emigrant Springs Mine operated by Newmont on the Carlin Trend in Nevada, USA
  1% NSR on the new (Q1/2012) Thunder Creek Deposit of the Timmins West Mine operated by Lake Shore Gold Mines in Timmins, Canada
  1% NSR on the venerable Buffelsfontein Mine operated by Village Main Reef in South Africa
  1% NSR on the Mine Waste Solutions (MWS) tailings processing facility operated by AngloGold Ashanti in South Africa
  1% NSR on the new (2010) Gualcamayo Mine operated by Yamana Gold in San Juan Province, Argentina

Premier Royalty Inc. also has a number of promising earlier stage exploration and development royalties in its growth pipeline and is actively assessing other potential royalty acquisitions and corporate development opportunities in stable jurisdictions.

FOR FURTHER INFORMATION PLEASE CONTACT:
Abraham Drost, P.Geo., President & CEO
Phone: 807-476-2401 Fax: 807-476-2409
email: info@premierroyalty.com
Web Site: www.premierroyalty.com

Nicole Marchand, Investor Relations
416-428-3533

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain information that may constitute “forward-looking information” under applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, statements about the use of proceeds from the Offering and the over-allotment option. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Premier Royalty’s management information circular dated as of October 31, 2012. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Royalty disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.